FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

January 24, 2007

07020779

SEC MAIL RECEIVED PROCESSING
FEB - 1 2007
WASH. D.C. 186 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated January 24, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
FEB 0 7 2007
THOMSON FINANCIAL

for Barb O'Neill

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

JANUARY 24, 2007

News Release: **07-01**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA, A NEW ZONE OF QUARTZ VEINING HAS BEEN DISCOVERED

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its first pass drill program at the Cold Springs Property in Nevada is complete. Five reverse circulation holes have been drilled, for a total of 1664.2 meters of drilling.

Holes 06CS-1 and 06CS-2 were completed in December and tested deep geophysical anomalies that directly underlie quartz veining at surface. Holes 06CS-1 and 06CS-2 also tested a covered range front fault and pediment on the southwest side of the prospect. Hole 06CS-1 was lost at 341.4 meters depth before it completely tested the deep geophysical anomalies. Both holes intersected strong zones of clay alteration associated with the range front fault but neither hole intersected significant zones of quartz veining. Assay results for holes 06CS-1 and 2 have been received. Hole 06CS-1 did not encounter any significant gold or silver mineralization although the hole did intersect weakly anomalous gold values (to 0.03 g/t) associated with the hangingwall of the range front fault. Hole 06CS-2 intersected weakly anomalous gold associated with the altered range from fault between 18 and 27 meters depth, and also intersected 1.52 meters grading 0.2 g/t gold and 43.6 g/t silver associated with a zone of strong clay alteration at 274.3 meters depth.

Holes 07CS-3, 07CS-4, and 07CS-5 were drilled in January and tested the northeast side of the prospect. Hole 07CS-3 has discovered a new zone of quartz veining concealed under shallow cover. The hole intersected 3 quartz veins with drill intercepts ranging from 1.5 to 4.5 meters wide at 36.6 to 61 meters depth in the hole. Hole 07CS-4 was drilled from the same pad as 07CS-3 but at a steeper angle, and was lost due to difficult drilling conditions before it intersected the zone of quartz veining. Hole 07CS-5 tested the same zone as hole 07CS-3 two hundred and fifty meters along strike and intersected narrow quartz veins or stockwork style veining from 3 to 40 meters depth, as well as a 19 meter wide partially silicified rhyolite dike at 202 to 221 meters depth in the hole.

The new veins and dike encountered in holes 07CS-3 and 07CS-5 correspond to a strong geophysical anomaly which runs northwest along the northeast side of the prospect. The geophysical anomaly is characterized by a resistivity low and can be traced for at least 400 meters along strike and persists to over 500 meters depth. At least 2 additional untested geophysical anomalies exist further to the northeast, concealed under shallow cover.

Samples from drill holes 07CS-3, 4, and 5 have been sent to the lab and assay results are expected in early to mid February. Drill samples were picked up on site by American Assay Laboratories Inc. and transported to their laboratory in Reno Nevada for processing and analyses. Gold was assayed by standard fire assay methods and silver was analysed by atomic absorption spectrophotometry. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA

Simplified surface geology map with geophysical grid and 2006-2007 drill holes



Clay alteration
07CS-5
4362500 mN
07CS-3, 4
Roads
06CS-1
06CS-2
Line 1
Line 2
Line 3
Line 4
Line 5
4362000 mN
429000 mE
429500 mE
Range front fault
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
Drill hole
0
250
500
meters
N

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE JANUARY 24, 2007

News Release: **07-01** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA, A NEW ZONE OF QUARTZ VEINING HAS BEEN DISCOVERED

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its first pass drill program at the Cold Springs Property in Nevada is complete. Five reverse circulation holes have been drilled, for a total of 1664.2 meters of drilling.

Holes 06CS-1 and 06CS-2 were completed in December and tested deep geophysical anomalies that directly underlie quartz veining at surface. Holes 06CS-1 and 06CS-2 also tested a covered range front fault and pediment on the southwest side of the prospect. Hole 06CS-1 was lost at 341.4 meters depth before it completely tested the deep geophysical anomalies. Both holes intersected strong zones of clay alteration associated with the range front fault but neither hole intersected significant zones of quartz veining. Assay results for holes 06CS-1 and 2 have been received. Hole 06CS-1 did not encounter any significant gold or silver mineralization although the hole did intersect weakly anomalous gold values (to 0.03 g/t) associated with the hangingwall of the range front fault. Hole 06CS-2 intersected weakly anomalous gold associated with the altered range from fault between 18 and 27 meters depth, and also intersected 1.52 meters grading 0.2 g/t gold and 43.6 g/t silver associated with a zone of strong clay alteration at 274.3 meters depth.

Holes 07CS-3, 07CS-4, and 07CS-5 were drilled in January and tested the northeast side of the prospect. Hole 07CS-3 has discovered a new zone of quartz veining concealed under shallow cover. The hole intersected 3 quartz veins with drill intercepts ranging from 1.5 to 4.5 meters wide at 36.6 to 61 meters depth in the hole. Hole 07CS-4 was drilled from the same pad as 07CS-3 but at a steeper angle, and was lost due to difficult drilling conditions before it intersected the zone of quartz veining. Hole 07CS-5 tested the same zone as hole 07CS-3 two hundred and fifty meters along strike and intersected narrow quartz veins or stockwork style veining from 3 to 40 meters depth, as well as a 19 meter wide partially silicified rhyolite dike at 202 to 221 meters depth in the hole.

The new veins and dike encountered in holes 07CS-3 and 07CS-5 correspond to a strong geophysical anomaly which runs northwest along the northeast side of the prospect. The geophysical anomaly is characterized by a resistivity low and can be traced for at least 400 meters along strike and persists to over 500 meters depth. At least 2 additional untested geophysical anomalies exist further to the northeast, concealed under shallow cover.

Samples from drill holes 07CS-3, 4, and 5 have been sent to the lab and assay results are expected in early to mid February. Drill samples were picked up on site by American Assay Laboratories Inc. and transported to their laboratory in Reno Nevada for processing and analyses. Gold was assayed by standard fire assay methods and silver was analysed by atomic absorption spectrophotometry. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert, President/Director


NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA
Simplified surface geology map with geophysical grid and 2006-2007 drill holes
Clay alteration
07CS-5
07CS-3, 4
4362500 mN
Roads
06CS-1
06CS-2
Line 1
Line 2
Line 3
Line 4
Line 5
4362000 mN
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
Drill hole
N
0
250
500
meters
429000 mE
Range front fault
429500 mE

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE

JANUARY 24, 2007

News Release: **07-01**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA, A NEW ZONE OF QUARTZ VEINING HAS BEEN DISCOVERED

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that its first pass drill program at the Cold Springs Property in Nevada is complete. Five reverse circulation holes have been drilled, for a total of 1664.2 meters of drilling.

Holes 06CS-1 and 06CS-2 were completed in December and tested deep geophysical anomalies that directly underlie quartz veining at surface. Holes 06CS-1 and 06CS-2 also tested a covered range front fault and pediment on the southwest side of the prospect. Hole 06CS-1 was lost at 341.4 meters depth before it completely tested the deep geophysical anomalies. Both holes intersected strong zones of clay alteration associated with the range front fault but neither hole intersected significant zones of quartz veining. Assay results for holes 06CS-1 and 2 have been received. Hole 06CS-1 did not encounter any significant gold or silver mineralization although the hole did intersect weakly anomalous gold values (to 0.03 g/t) associated with the hangingwall of the range front fault. Hole 06CS-2 intersected weakly anomalous gold associated with the altered range from fault between 18 and 27 meters depth, and also intersected 1.52 meters grading 0.2 g/t gold and 43.6 g/t silver associated with a zone of strong clay alteration at 274.3 meters depth.

Holes 07CS-3, 07CS-4, and 07CS-5 were drilled in January and tested the northeast side of the prospect. Hole 07CS-3 has discovered a new zone of quartz veining concealed under shallow cover. The hole intersected 3 quartz veins with drill intercepts ranging from 1.5 to 4.5 meters wide at 36.6 to 61 meters depth in the hole. Hole 07CS-4 was drilled from the same pad as 07CS-3 but at a steeper angle, and was lost due to difficult drilling conditions before it intersected the zone of quartz veining. Hole 07CS-5 tested the same zone as hole 07CS-3 two hundred and fifty meters along strike and intersected narrow quartz veins or stockwork style veining from 3 to 40 meters depth, as well as a 19 meter wide partially silicified rhyolite dike at 202 to 221 meters depth in the hole.

The new veins and dike encountered in holes 07CS-3 and 07CS-5 correspond to a strong geophysical anomaly which runs northwest along the northeast side of the prospect. The geophysical anomaly is characterized by a resistivity low and can be traced for at least 400 meters along strike and persists to over 500 meters depth. At least 2 additional untested geophysical anomalies exist further to the northeast, concealed under shallow cover.

Samples from drill holes 07CS-3, 4, and 5 have been sent to the lab and assay results are expected in early to mid February. Drill samples were picked up on site by American Assay Laboratories Inc. and transported to their laboratory in Reno Nevada for processing and analyses. Gold was assayed by standard fire assay methods and silver was analysed by atomic absorption spectrophotometry. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA

Simplified surface geology map with geophysical grid and 2006-2007 drill holes



Clay alteration
07CS-5
07CS-3, 4
4362500 mN
Roads
06CS-1
06CS-2
Line 1
Line 2
Line 3
Line 4
Line 5
4362000 mN
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
Drill hole
N
0
250
500
meters
429000 mE
Range front fault
429500 mE

END